UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Agritech Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.00005 per share

(Title of Class of Securities)

988924205

(CUSIP Number of Class of Securities)

Jonathan Kahn

2550 N. Lakeview Ave., Unit S2206

Chicago, Illinois 60614

(773) 296-0700

Morris Garfinkle

Garfinkle Revocable Trust

13783 E. Gail Rd.

Scottsdale, AZ 85259

(202) 359-2107

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 988924205	Page 2 of 10

1.	NAME OF REPORTING PERSON: Morris Garfinkle
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,690,944
	8.	SHARED VOTING POWER 629,704
	9.	SOLE DISPOSITIVE POWER 9,690,944
	10.	SHARED DISPOSITIVE POWER 629,704

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,320,648
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 988924205	Page 3 of 10

1.	NAME OF REPORTING PERSON: Garfinkle Revocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 629,704
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 629,704

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 629,704
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 988924205	Page 4 of 10

1.	NAME OF REPORTING PERSON: Jonathan Kahn
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,783,663
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,783,663
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,783,663
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.009%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

This Amendment No. 3 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Morris Garfinkle, (“Mr. Garfinkle”), the Garfinkle Revocable Trust (the “Revocable Trust”) and Jonathan Kahn (“Mr. Kahn”) (collectively, the “Reporting Persons”) with the SEC on February 17, 2017, as amended by Amendment No. 1 to such statement filed with the SEC on March 16, 2017 (“Amendment No. 1”), as further amended by Amendment No. 2 to such statement filed with the SEC on April 3, 2017 (“Amendment No. 2”) (as further amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to add the following information for updating:

$30,000 will be contributed by Mr. Kahn from his personal funds to GKS Funding on April 7, 2017, and will be used by GKS Funding to fund $60,000 of New Loans (as defined below) on April 7, 2017, described in Item 4 below. Mr. Kahn intends to use personal funds for additional contributions to GKS Funding in the event GKS Funding funds additional New Loans described in Item 4 below pursuant to the Letter Agreement (as defined below).

$30,000 will be contributed by Mr. Garfinkle from his personal funds to GKS Funding on April 7, 2017, and will be used by GKS Funding to fund $60,000 of New Loans on April 7, 2017, described in Item 4 below. Mr. Garfinkle intends to use personal funds for additional contributions to GKS Funding in the event GKS Funding funds additional New Loans described in Item 4 below pursuant to the Letter Agreement.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

On April 5, 2017, the Company and GKS Funding (which as previously disclosed is controlled and equally owned by Mr. Kahn and Mr. Garfinkle) entered into a letter agreement, a copy of which is attached hereto as Exhibit 1 (the “Letter Agreement”), pursuant to which (i) the Company informed GKS Funding that the Company has determined (1) it will not have sufficient funds to cure the interest payment default that occurred on March 31, 2017, under the Loan Agreement and the Note as previously described in Amendment No. 2 and (2) it cannot continue to operate as a going concern and (ii) the Company and GKS Funding agreed as follows:

(1) The Company waived the cure period with respect to the Existing Default (as defined in the Letter Agreement). As a result, the Company agreed, immediately upon execution of the Letter Agreement, the Existing Default became an Event of Default (as defined in the Loan Agreement) (with, for avoidance of doubt, no further right to cure or grace period), and GKS Funding shall have the right to exercise its remedies under the Loan Agreement and applicable law with respect to such Event of Default, including, without limitation, by scheduling and conducting a UCC sale of all of the Collateral (as defined in the Loan Agreement) on or about April 17, 2017 (the “UCC Sale”).

(2) GKS Funding agreed to fund loans to the Company up to the date of the UCC Sale to permit the Company to pay the Budgeted Expenses (as defined in the Letter Agreement) as and when due and payable in accordance with Exhibit A to the Letter Agreement, pursuant to documentation in form and substance acceptable to GKS Funding and Company (the “New Loans”). The New Loans: (a) shall be secured by a first priority security interest in all of the real and personal assets, property, fixtures, rights and interests of the Company, whether now existing or owned and hereafter arising or acquired and wherever located; (b) shall have priority in payment over the Loans (as defined in the Loan Agreement) made by GKS Funding pursuant to the Loan Agreement; and (c) shall be repaid, before any other payments are made by the Company, out of the first cash proceeds of the Collateral received by the Company.

(3) The Company consents to, and shall fully cooperate with GKS Funding in connection with, the UCC Sale and the disposition of the Collateral in connection therewith, as well as the exercise by GKS Funding of any of its other right and remedies in connection therewith.

GKS Funding intends to try to acquire all of the Collateral at the UCC Sale. GKS Funding also intends to credit bid the amounts due under the Loan Agreement and the Note at the UCC Sale.

The New Loans will be evidenced by a promissory note in the form attached hereto as Exhibit 2 (the “New Note”). The New Note will accrue interest at a rate per annum equal to 5%. Accrued and unpaid interest on the outstanding principal is payable monthly in arrears on the last business day of each month in which any amount remains outstanding under the New Note. The principal amount, together with all accrued and unpaid interest thereon, is required to be repaid to GKS Funding out of the proceeds received from the accounts receivable of the Company collected after April 7, 2017, immediately upon such receipt. The New Note will be secured by all of the assets of the Company pursuant to a Security Agreement and a Patent Security Agreement in the forms attached hereto as Exhibits 3 and 4, respectively.

The proceeds of the $60,000 New Loans that will be made on April 7, 2017, will be used by the Company to pay critical vendors of the Company and for the Company to fund payroll.

As a condition to the making of the loan under the New Note, GKS Funding will require the lenders under the Loan Agreement (which include GKS Funding) to enter into a subordination agreement with the Company and GKS Funding (the “New Subordination Agreement”). The New Subordination Agreement will make the New Note the senior secured debt of the Company, provided that the balance of the Second Promissory Note, which is less than $300, will be senior to the New Note until paid in full. The form of the New Subordination Agreement is attached hereto as Exhibit 5.

The foregoing descriptions of the New Note, the Security Agreement, the Patent Security Agreement and the New Subordination Agreement are qualified in their entirety by reference to the New Note, the Security Agreement, the Patent Security Agreement and the New Subordination Agreement, which are attached hereto as Exhibits 2, 3, 4 and 5, respectively, and which are hereby incorporated herein by reference.

All additional New Loans made to the Company by GKS Funding after April 7, 2017, pursuant to the Letter Agreement will be made on the same terms and conditions as set forth in the New Note, the Security Agreement, the Patent Security Agreement and the New Subordination Agreement.

Each Reporting Person expects to evaluate on an ongoing basis the Company’s financial condition and prospects and its interest in, and intentions with respect to, the Company and its investment in the securities of the Company (including debt securities and other debt instruments held directly and/or indirectly by the Reporting Persons (including through GKS Funding) and rights and/or remedies thereunder), which review may be based on various factors (including, without limitation, the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Company’s capital stock, the conditions of the securities markets in general and those for the Company’s securities in particular), as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its investment in securities of the Company or dispose of all or a portion of the securities of the Company that such Reporting Persons now owns or may hereafter acquires. In addition, the Reporting Persons may engage in discussions with members of management and members of the board of directors of the Company regarding the Company (including, but not limited to, the Company’s business and financial condition, results of operations and prospects). The Reporting Persons may take positions with respect to and seek to influence the Company regarding the matters discussed above (including through the debt securities and other debt instruments held directly and/or indirectly by the Reporting Persons (including through GKS Funding) and rights and/or remedies thereunder). Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Persons also reserve the right, in each case subject to applicable law, to (i) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their respective positions in the shares of Common Stock or other securities and (ii) consider participating in a business combination transaction that would result in an acquisition of all of the outstanding Common Stock.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

The Company confirmed 154,976,459 shares of Common Stock were issued and outstanding as of March 15, 2017.

(a)

(i) As of the close of business on April 6, 2017, Mr. Kahn may have been deemed to have beneficial ownership of 7,783,663 shares of Common Stock, consisting of (x) 6,467,931 shares of Common Stock held by Mr. Kahn, (y) the 900,000 shares of Common Stock issued to Mr. Kahn in exchange for Mr. Kahn’s warrants as described in Item 4 of the Schedule 13D filed with the SEC on February 17, 2017 (the “February 13D”) and (z) 415,732 shares of Common Stock that were required to be issued to Mr. Kahn prior to the date hereof pursuant to Section 3(c)(iv) of the Kahn Employment Agreement (as defined in the Prior Kahn 13D), and all such 7,783,663 shares of Common Stock represented beneficial ownership of approximately 5.009% of the Common Stock.

(ii) As of the close of business on April 6, 2017, Mr. Garfinkle may have been deemed to have beneficial ownership of 10,320,648 shares of Common Stock, consisting of (i) 3,024,608 shares of Common Stock held by Mr. Garfinkle, (ii) the 5,563,574 shares of Common Stock issued to Mr. Garfinkle in exchange for warrants held by Mr. Garfinkle as described in Item 4 of the February 13D, (iii) the 459,449 shares of Common Stock issued to the Revocable Trust in exchange for warrants held by the Revocable Trust as described in Item 4 of the February 13D, (iv) 96,051 shares of Common Stock issuable upon conversion of 5,210 shares of Series B Preferred Stock of the Company held by Mr. Garfinkle as described in the Prior Garfinkle 13D, (v) 89,858 shares of Common Stock issuable upon conversion of 4,874 shares of Series B Preferred Stock of the Company held by the Revocable Trust as described in the Prior Garfinkle 13D, (vi) 80,397 shares of Common Stock issuable upon conversion of a convertible note held by the Revocable Trust that was described in the Prior Garfinkle 13D and (vii) 1,006,711 shares of Common Stock issuable upon exercise of options that were issued to Mr. Garfinkle that fully vest on May 17, 2017, which is within 60 days of the date of this Amendment, and all such 10,320,648 shares of Common Stock represented beneficial ownership of approximately 6.7% of the Common Stock.

(iii) As of the close of business on April 6, 2017, the Revocable Trust may have been deemed to have beneficial ownership of 629,704 shares of Common Stock, consisting of (i) the 459,449 shares of Common Stock issued to the Revocable Trust in exchange for warrants held by the Revocable Trust as described in Item 4 of the February 13D, (ii) 89,858 shares of Common Stock issuable upon conversion of 4,874 shares of Series B Preferred Stock of the Company held by the Revocable Trust as described in the Prior Garfinkle 13D and (iii) 80,397 shares of Common Stock issuable upon conversion of a convertible note held by the Revocable Trust that was described in the Prior Garfinkle 13D, and all such 629,704 shares of Common Stock represented beneficial ownership of approximately 0.4% of the Common Stock.

(b)

(i) As of the close of business on April 6, 2017, Mr. Kahn may have been deemed to have the sole power to vote and direct the disposition of 7,783,663 shares of Common Stock, consisting of (x) 6,467,931 shares of Common Stock held by Mr. Kahn, (y) the 900,000 shares of Common Stock issued to Mr. Kahn in exchange for Mr. Kahn’s warrants as described in Item 4 of the February 13D and (z) 415,732 shares of Common Stock that were required to be issued to Mr. Kahn prior to the date hereof pursuant to Section 3(c)(iv) of the Kahn Employment Agreement, and all such 7,783,663 shares of Common Stock represented beneficial ownership of approximately 5.009% of the Common Stock.

(ii) As of the close of business on April 6, 2017, Mr. Garfinkle may have been deemed to have (i) the sole power to vote and direct the disposition of 9,690,944 shares of Common Stock, consisting of (1) 3,024,608 shares of Common Stock held by Mr. Garfinkle, (2) the 5,563,574 shares of Common Stock issued to Mr. Garfinkle in exchange for warrants held by Mr. Garfinkle as described in Item 4 of the February 13D, (3) 96,051 shares of Common Stock issuable upon conversion of 5,210 shares of Series B Preferred Stock of the Company held by Mr. Garfinkle as described in the Prior Garfinkle 13D and (4) 1,006,711 shares of Common Stock issuable upon exercise of options that were issued to Mr. Garfinkle that fully vest on May 17, 2017, which is within 60 days of the date of this Amendment, and (ii) the shared power to vote and direct the disposition of 629,704 shares of Common Stock, consisting of (I) the 459,449 shares of Common Stock issued to the Revocable Trust in exchange for warrants held by the Revocable Trust as described in Item 4 of the February 13D, (II) 89,858 shares of Common Stock issuable upon conversion of 4,874 shares of Series B Preferred Stock of the Company held by the Revocable Trust as described in the Prior Garfinkle 13D and (III) 80,397 shares of Common Stock issuable upon conversion of a convertible note held by the Revocable Trust that was described in the Prior Garfinkle 13D, and all such 10,320,648 shares of Common Stock represented beneficial ownership of approximately 6.7% of the Common Stock.

(iii) As of the close of business on April 6, 2017, the Revocable Trust may have been deemed to have the shared power to vote and direct the disposition of 629,704 shares of Common Stock, consisting of (i) the 459,449 shares of Common Stock issued to the Revocable Trust in exchange for warrants held by the Revocable Trust as described in Item 4 of the February 13D, (ii) 89,858 shares of Common Stock issuable upon conversion of 4,874 shares of Series B Preferred Stock of the Company held by the Revocable Trust as described in the Prior Garfinkle 13D and (iii) 80,397 shares of Common Stock issuable upon conversion of a convertible note held by the Revocable Trust that was described in the Prior Garfinkle 13D, and all such 629,704 shares of Common Stock represented beneficial ownership of approximately 0.4% of the Common Stock.

(c) None of the Reporting Persons had any transactions in the Common Stock since the filing of Amendment No. 2 with the SEC on April 3, 2017.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to add the following information for updating:

Item 4 is incorporated in this Item 6 by reference.

Except as otherwise described in Items 4 and 6 of the Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or among the Reporting Persons or any other person or entity.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

Exhibit 1	Letter Agreement

Exhibit 2	New Note

Exhibit 3	Security Agreement

Exhibit 4	Patent Security Agreement

Exhibit 5	New Subordination Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2017

/s/ Morris Garfinkle
Morris Garfinkle

/s/ Jonathan Kahn
Jonathan Kahn

Garfinkle Revocable Trust

/s/ Morris Garfinkle
Morris Garfinkle, Co-Trustee

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Letter Agreement

Exhibit 2	Promissory Note

Exhibit 3	Security Agreement

Exhibit 4	Patent Security Agreement

Exhibit 5	New Subordination Agreement